October 24, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Daniel Morris, Attorney-Advisor

Re:	M.D.C. Holdings, Inc.
Definitive 14A
Filed April 27, 2007
File No. 001-08951
Dear Ladies and Gentlemen:
We are providing this response to the comments and observations contained in the Staff’s letter dated September 26, 2007 (the “Comment Letter”) to Larry A. Mizel, the Chief Executive Officer of M.D.C. Holdings, Inc., a Delaware corporation (the “Company”). We understand the purpose of your limited review of our definitive proxy statement is intended to assist the Company in achieving satisfactory compliance with the applicable disclosure requirements and enhance the overall quality of the disclosures contained in our filings.
Overview of Compensation Process
A brief general description of the Compensation Committee’s (the “Committee”) efforts in fulfilling its responsibilities and reaching its determinations regarding executive compensation for the year ended December 31, 2006 may be helpful in understanding the Company’s efforts to compose a compensation discussion and analysis disclosure that is clear, concise, understandable and in plain English, while still being complete and accurate and addressing all relevant and material matters.
As disclosed in our proxy statement, the primary elements of compensation for our four named executive officers were: (1) a base salary; (2) an annual bonus; (3) restricted stock; and (4) stock options.
The base salaries of our Chief Executive Officer (“CEO”) and Chief Operating Officer (“COO”) were governed by employment agreements. The base salaries of our Chief Financial Officer (“CFO”) and Chief Legal Officer (“CLO”) were determined in the informed, subjective judgment of the Committee based on the recommendation of the CEO and COO, taking into consideration (among the other factors listed in the proxy statement) the financial performance of the Company, the specific performance of the individuals and a general reference to the range of salary levels prevalent in the peer group of publicly-traded homebuilding corporations identified in our proxy statement.
The annual bonuses for the CEO and COO were calculated in accordance with the Company’s shareowner-approved Executive Officer Performance-Based Compensation Plan. The annual bonuses for the CFO and CLO were determined in the informed, subjective judgment of the Committee based on the recommendation of the CEO and COO, taking into consideration the financial performance of the Company, the specific performance of the individuals, bonus amounts historically awarded and a general reference to bonus levels prevalent in the peer group of publicly traded homebuilding corporations.
The Committee believes that aligning the long-term interest of the shareowners with the named executive officers is best served by the issuance of restricted stock containing long-term vesting limitations and the award of stock options similarly containing long-term vesting and exercise restrictions. When the options are priced at or greater than the current market value, there is no out-of-pocket economic cost to the Company, limited dilution to the shareowners, and a valuable incentive rewarding the executives only when there is an increase in the shareowner value of the Company.
As a result, the Committee issued restricted stock and stock options to the CFO and CLO and stock options to the CEO and COO containing long term vesting and exercise limitations in such amounts that were determined in the informed, subjective judgment of the Committee and, in the case of awards to the CFO and CLO, based on the recommendation of the CEO and COO. The Committee also took into consideration (among the other factors listed in the proxy statement) the value of the executive officer to the Company’s welfare, the level of grants historically awarded, other compensation earned by the executive officer and a general reference to the level of awards prevalent in the peer group of publicly traded homebuilding corporations.
The informed, subjective judgment of the Committee was not based on a specific predetermined quantifiable formula. Rather, as discussed at pages 14 - 15 of the proxy statement, it was determined after a comprehensive consideration and evaluation of available information, up to, and including December 28, 2006, the last business day of the fiscal year at which time the Committee made its determinations. This information, in part, included:
•	The various components of executive compensation and the requirements of existing employment agreements and compensation plans;
•	The Company’s 2006 December Financial Forecast compared with our 2006 Business Plan and 2006/2005 actual financial results as of December 28, 2006;
•	The national and regional economic trends and conditions affecting the Company’s operations and financial condition;
•	The role, performance and accomplishments of each executive officer;
•	The specified compensation formula calculated under the Executive Officer Performance-Based Compensation Plan;
•	The increase/decrease in the Company’s share prices and market capitalization, historically and for the past fiscal year;
•	The Company’s relative performance within the homebuilding industry peer group;

•	The Company’s relative financial performance and named executive officers compensation compared to that of the peer group;[1]
•	Write-offs and impairments based on Company forecasts and comparisons with the peer group; and
•	Rating agency reports and comments.
Response to Comment Letter
Our responses to your specific comments are below. For your convenience, we have restated them and keyed our responses to the numbering and headings used in the Comment Letter.
Processes and Procedures Utilized in Determining 2006 executive Compensation, page 14
Comment:
1.	We note your benchmarking activities. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in the most recently-ended fiscal year. Include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.
Response:
The Company does not engage in benchmarking as contemplated by Regulation S-K, Item 402(b)(2)(xiv). As described above, the Committee reviews much Company and industry data in setting compensation. While it reviews general financial, compensation and other publicly-available historic data from the industry peer companies identified in the proxy statement, the Committee does not benchmark the overall executive officer compensation or any component of compensation against that of the peer companies identified. The peer group information is used for broad subjective comparisons rather than as an objective metric on which executive compensation is calculated. In future filings, the Company will note that, while peer data is reviewed, it is not used for benchmarking purposes.

[1]	It should be noted that on December 28, 2006 comparative compensation, impairments and write-off information of the peer group for a comparable period was limited since most companies had not yet reported their results for 2006.

Compensation Philosophy and Objectives, page 15
Comment:
2.	Your current disclosure identifies four named executive officers. Please provide disclosure related to your principal executive officer, principal financial officer and your “three most highly compensated executive officer other than the PEO and PFO” or discuss why it is unnecessary to do so. Refer to Item 402(a)(3) of Regulation S-K.
Response:
The Company only has four executive officers within the meaning of Rule 3b-7, under the Securities Exchange Act of 1934. The Company’s policy-making authority is concentrated in these four executive officers and other corporate officers of the Company do not have the same type of responsibilities or authority. The board of directors affirmatively considered this issue in 2006 in order to identify those persons performing policy-making functions for the Company. As disclosed on page 13 of the proxy statement, the board of directors determined that the four individuals identified in the Company’s proxy statement were the Company’s only executive officers.
Elements of Compensation, page 16
Comment:
3.	Throughout your Compensation Discussion and Analysis and as to each compensation element, please provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. For example, the specific bases for the current salary levels of your named executive officers, other than Mr. Mizel and Mr. Mandarich (who are governed by employment agreements), are not disclosed. As another example, we note limited analysis on page 19 of how your option and restricted stock awards were determined. Although your disclosure provides some general information relating to these forms of compensation, please provide more detailed analysis and insight into how the committee makes actual payout determinations. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. Please revise your Compensation Discussion and Analysis to disclose the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer’s compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.
Response:
We have reviewed our “Compensation Discussion and Analysis—Elements of Compensation” disclosure on pages 16-20 in light of your comments.

Regarding base salaries, we note that, in describing how the base salaries were determined, we listed the factors the Committee considered in determining the amount of base salary compensation for each of the executive officers, including Messrs. Reece and Touff. We also disclosed why the Committee chose to pay those base salaries — so that the executive has the assurance of a minimum base level of compensation in light of the executive’s qualifications and to retain the services of the executive. In future filings, the Company will disclose (to the extent such facts remain accurate) that, except as provided in the employment agreements of Messrs. Mizel and Mandarich, the determination of the base salary is a subjective assessment and determination by the Committee of an appropriate base salary level based on the identified factors as a whole. We will also include a statement as to the Committee’s belief as to whether the amount of base salary paid to each named executive officer is appropriate in light of the various items it considered in making specific compensation decisions.

Regarding annual bonuses, we note that we disclosed how the bonuses for Messrs Mizel and Mandarich are calculated under their Performance-Based Plan and we disclosed the primary factors considered by the Committee in determining not to exercise its discretion to lower the bonus amount. We also note that we disclosed the factors considered by the Committee in determining the amount of discretionary bonuses paid to Messrs. Reece and Touff. We also disclosed why these bonuses were paid — to reward each individual for their accomplishments in light of the results achieved by the Company and as a continuing cash incentive for their performance.

Regarding equity-based compensation, we note that in describing how the Committee determined the amount of equity compensation, we disclosed the six factors considered by the Committee in determining the amount of option and restricted stock awards to the named executive officers. In future filings, we will disclose (to the extent such facts remain accurate) that the determination of equity based compensation is a subjective assessment and determination by the Committee of an appropriate level of equity compensation based on the identified factors as a whole. We will also include a statement as to the Committee’s belief as to whether the equity compensation amounts are appropriate in light of the various items it considered in making specific compensation decisions.
Base Salary, page 17
Comment:
4.	You indicate that “company management” provides recommendations to the compensation committee. Please identify the persons encompassed by the term “company management.” Refer to Item 402(b)(2)(xv) of Regulation S-K. Further, please discuss the resources, including third-parties, management uses to formulate its recommendations. Refer to Item 402(b)(2)(xv) of Regulation S-K.
Response:
As disclosed on page 14 of the proxy statement (“Role of Executive Officers regarding Executive and Director Compensation”), we discussed the process of company management providing recommendations. Specifically, the COO, with the concurrence of the CEO, makes recommendations with respect to compensation of the CFO and the CLO. The Committee refers to the employment agreements of the CEO and the COO, respectively, in making determinations with respect to those officers’ compensation. In future filings (to the extent such facts remain accurate) we will disclose that Messrs. Mizel and Mandarich were the members of management responsible for making compensation recommendations for the other two executive officers.

We also note that, as disclosed on page 14 of the proxy statement (“Role of Compensation Consultants”), no third-party consultants were used in making the recommendations. As disclosed, the Committee did obtain and consider studies and reports published by professional compensation consulting firms and national financial institutions. However, the recommendations resulted from the process discussed at pages 14-15 of the proxy statement, including assessment of the executive officers’ individual contributions to the Company. We will continue to provide disclosure along these lines in future filings.
Employment Agreements, page 20
Comment:
5.	The descriptions of the employment agreements starting in page 20 is somewhat dense and relies too heavily on the use of legalistic and boilerplate descriptions of many of the terms of the agreements. Please give appropriate consideration to concentrating this information into concise disclosure of the material concepts that underlie these agreements and present your disclosure in a fashion that is readily understandable and that fits reasonably within your overall compensation discussion. Refer to Section VI of Commission Release 33-8732.
Response:
We have streamlined and further summarized the description of the two employment agreements. Annex A attached to this letter includes the revised form of disclosure in substantially the form that will be used in future filings.

Summary Compensation Table, page 24
Comment:
6.	As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation of Mr. Mizel differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis. Similar disclosure should be provided for Mr. Mandarich.
Response:
Messrs. Mizel and Mandarich have been retained by the board to jointly supply the vision, leadership and judgment that guide the Company to the success it enjoys, providing the business strategy, fiscal responsibility and management of risk. As two of the most highly experienced executive officers in the homebuilding industry, they are invaluable to the Company in the pursuit of maintaining and increasing shareowner value. The CFO and CLO, in turn, are responsible for developing the policies, procedures and mechanisms for implementing the strategic direction of the Company set by the CEO and COO. Review of peer group total compensation levels over the past years consistently confirm a significant difference in the roles of top level executives and the compensation they earn with respect to the other executive officers. In future filings we will disclose the various roles Messrs. Mizel and Mandarich have apart from the other named executive officers, and the resulting difference in compensation for them compared to the other named executive officers.
Potential Payments Upon Termination or Change in Control, page 28
Comment:
7.	Where appropriate, please discuss how the appropriate payment and benefit levels are determined for purposes of termination and severance packages. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also disclose in the Compensation Discussion and Analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.
Response:
As disclosed in the proxy statement, potential payments upon termination and change in control are governed by employment agreements executed in 1997, and change in control agreements executed in 1998. Although the present Committee had no role in establishing those agreements, which were entered into a decade ago, it believes potential payments in these limited circumstances fit well within the Company’s overall compensation philosophy.

The termination and change in control payments are calculated based on the base salaries and the annual bonuses paid to these executives, which are determined as disclosed in the proxy statement.

We believe that the long term interests of our shareowners are aligned with the executive officers whose compensation is, in turn, aligned with the success of the Company. The potential change of control compensation varies with the fortunes of the Company, affords stability to the Company leadership and is consistent with the philosophy of the Committee to provide compensation that assures retention, incentive and reward to the executive team. In future filings we will expand our disclosures to clarify the value of the change of control agreements to the Company.
Review of Transaction with Related Persons, page 34
Comment:
8.	Please specifically disclose your policies with respect to related person transactions. Refer to Item 404 of Regulation S-K.
Response:
As disclosed on page 34 of the proxy statement, the Company’s policies with respect to related party transactions require that these matters be reported. The Company’s Asset Management Committee (in the case of potential conflicts of interest or related party transactions involving officers) and the Audit Committee of the Board of Directors (in the case of potential conflicts of interest or related party transactions with directors or executive officers) have no other specific policies beyond the requirement that full information be disclosed.
As requested by the Staff, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses above or any other matter, please contact the undersigned or our securities counsel, Garth Jensen of Holme Roberts & Owen LLP, at (303) 866-0368.

Sincerely,
/s/ Joseph H. Fretz
Joseph H. Fretz
Secretary and Corporate Counsel

cc:	Compensation Committee of M.D.C. Holdings, Inc.
Garth B. Jensen, Esq.

Annex A
Employment Agreements
     The Company entered into employment agreements with Mr. Mizel and Mr. Mandarich effective October 1, 1997. These agreements were restated as of February 26, 2003. The agreements provide for the executives’ continued employment with the Company: Mr. Mizel as Chairman and Chief Executive Officer, and Mr. Mandarich as President and Chief Operating Officer. The agreements specify the base salary, incentive compensation and medical benefits during the executive’s employment as well as payments and medical benefits upon the executive’s retirement, disability or termination. Material terms of the employment agreements are summarized below.
     Employment Term: The agreements automatically extend for two-year terms unless (1) the Company or the executive elects to terminate by six months written notice, or (2) the executive is terminated earlier.
     Base Salaries: Mr. Mizel’s base salary may not be less than $1,000,000 per year. Mr. Mandarich’s base salary may not be less than $830,000 per year. The base salary for the executive may only be reduced below his prior year’s base salary if (1) he consents, or (2) the base salaries of the ten Company officers with the highest annual base salaries are reduced below their base salaries for the current or prior year. In that case, the executive’s base salary would be proportionately reduced.
     Incentive Compensation: The Company pays the executive annual incentive compensation pursuant to employee equity incentive plans which are performance-based plans. Details of the incentive plans are described more fully in “Compensation Processes and Procedures” and “Compensation Discussion and Analysis — Elements of Compensation” above.
     Retirement Benefits: The Company will pay the executive a retirement benefit equal to 70% of his highest base salary during the final three years of his employment with the Company. The retirement benefit will continue for the duration of the executive’s life. If Mr. Mizel and Mr. Mandarich each retired at the end of 2006, their annual retirement benefits would approximate $700,000 and $581,000, respectively. See “Pension Benefits at December 31, 2006” below.
     If either executive dies after his retirement benefit payments have begun, the Company will continue to pay the retirement benefit to his beneficiary for five years after the date the payments began. If the executive dies before his retirement benefit payments have begun, the Company will pay the retirement benefit to his beneficiary for five years.
     Medical Insurance Benefits: The Company provides medical insurance benefits to Messrs. Mizel and Mandarich for the duration of their lives. This applies to each of them:
•	while he is employed;
•	for the rest of his life after employment;
•	after the date of disability, if he becomes totally disabled;
•	after the date he is terminated without cause; or

•	after he elects to terminate his employment following a change in control or material change.
     The medical insurance coverage and benefits are at least comparable to those provided to other actively employed senior officers of the Company
     The medical insurance benefits also provide comparable coverage for: the executive’s spouse for the duration of executive’s life and, if she survives the executive, for an additional twenty-four months after his death.
     Long Term Disability Benefits: The Company will provide the executive with long-term disability benefits. Under the benefits, the annual after-tax amount received by the executive would equal the after-tax amount of his base salary for the year in which he becomes disabled. This long-term disability benefit would be paid monthly until the earlier of the end of the executive’s disability or the date his retirement benefit begins. If the executive dies or becomes totally disabled during his employment, he or his estate will be entitled to receive all benefits earned under his performance-based plan and equity plans.
     Perquisites: The Company provides the executive with certain perquisites pursuant to his employment agreement. The nature and value of these perquisites is described in greater detail in the “Summary Compensation Table” below.
     Termination for Cause: The executive may be terminated for cause, as defined in their employment agreements. If either is terminated for cause, he will only be entitled to his base salary earned through the date of termination and will not be entitled to any other amounts under his employment agreement.
     Termination Without Cause: If the executive is terminated without cause he will be entitled to receive:
•	an amount equal to his aggregate base salary during the three years prior to his termination;
•	an amount equal to 300%, for Mr. Mizel, and 200%, for Mr. Mandarich, of the annual incentive compensation paid for the year prior to termination; and
•	the retirement benefit payable under the employment agreement, beginning on the date of termination.
     In addition, the executive’s options and other rights under the equity plans would vest immediately and the executive, his spouse and his dependents would be entitled to continued medical benefits. Under the employment agreements, termination without cause includes the Company’s election not to extend the term of the employment agreement and the Company’s termination of the performance-based plan.
     Change in Control Provisions: If a change in control of the Company occurs, all of the options, dividend equivalents and other rights granted to Messrs. Mizel and Mandarich under the equity plans and other Company plans would accelerate and become exercisable immediately before the occurrence of the transaction that caused the change in control. If the transaction is not completed, the options would remain subject to the restrictions to which they were originally subject.
     If the executive has not already been terminated, he can terminate his employment within two years after a change in control or a material change. In that case, or if the executive is terminated without cause on or within two years following a change in control, then:
•	he will receive the amounts discussed above that are payable if he were terminated without cause;
•	he will be entitled to the accelerated vesting of certain options and rights;
•	if the change in control involved a two-tier tender offer, at the executive’s election the Company will either: (1) pay the executive the difference between the exercise price of the otherwise unvested options and the price offered in the first tier; or (2) adjust the option terms to provide the executive new options with an equivalent value; and
•	with respect to the retirement benefit, either: (1) the Company will establish and fund an irrevocable grantor trust that conforms with the model trust set forth in Internal Revenue Service Revenue Procedure 92-64; or (2) the Company may elect to pay a lump sum cash payment in the amount that otherwise would be required to be contributed to such trust.
     Excess Parachute Payments: Certain payments that Messrs. Mizel and Mandarich may receive could be subject to an excise tax as an “excess parachute payment” under Section 4999 of the Internal Revenue Code. This could occur following a change in control, a material change, or through any other payments made to the executives. In their employment agreements, Messrs. Mizel and Mandarich have agreed to be paid those amounts, if any, in annual installments and over the shortest period of time in which they may be paid and not be treated as “excess parachute payments.”
Change in Control and Material Change Defined
A “change in control,” which is defined more fully in the employment agreements, occurs when:
•	a report on Schedule 13D is filed with the SEC that discloses that any person is the beneficial owner of twenty percent (20%) or more of the combined voting power of the then-outstanding securities of the Company. However, it will not be a change in control if that person is the Company, an employee benefit plan sponsored by the Company, or any director as of the date of the employment agreements or his or her affiliate;
•	any person purchases securities through a tender offer or exchange offer if after the offer is completed the person in question is the beneficial owner of twenty percent (20%) or more of the combined voting power of the then-outstanding securities of the Company. However, it will not be a change in control if that person is the Company, an employee benefit plan sponsored by the Company, or any director as of the date of the employment agreements or his or her affiliate;

•	the Company’s shareowners approve a consolidation or merger after which the Company would not be the continuing or surviving corporation;
•	the Company’s shareowners approve a consolidation or merger in which shares of Company common stock would be converted into cash, securities or other property;
•	the shareowners approve any sale, lease, exchange or other transfer of all or substantially all the assets of the Company; or
•	the majority of the board of directors ceases to be composed of directors who were on the board at the beginning of any twelve-month period. However, it will not be a change in control if the reason for the change was approved by the vote of two-thirds of the directors in office who were directors at the beginning of that twelve month period.
     A “material change,” which is defined more fully in the employment agreements, occurs when:
•	the Company makes certain adverse changes that make the executive’s reporting relationship, titles, functions, duties or responsibilities different from those he held at the last renewal or extension of his employment agreement;
•	the Company assigns or reassigns the executive, without his written permission, to another place of employment;
•	the Company reduces the executive’s base salary, annual incentive compensation, retirement benefits, long-term incentive compensation, or the manner in which the compensation is determined; or
•	a purchaser of all or substantially all of the Company’s assets or any successor or assignee of the Company fails to assume the employment agreements.
     See “Potential Payments Upon Termination or Change in Control” below for additional information.

A-4